Rec'd 2/21/02 BB

3-6

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SECURI[illegible] MMISSION

02018340

ANNUAL [illegible] EPORT
FORM X-1[illegible]
PART III

| SEC FILE NUMBER |
|---|
| 8-17747 |

# FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2000 (MM/DD/YY) AND ENDING June 30, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgenthau & Associates, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

RECD S.E.C.
FEB 2 1 2002
513

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza, Suite 2504
(No. and Street)

Fort Lauderdale (City) Florida (State) 33394 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony R. Morgenthau (954) 463-0501
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. W. Bull & Associates, P.A.
(Name — *if individual, state last, first, middle name*)

308 W. Joppa Road (Address) Towson (City) MD (State) 21204 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
P
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



3/21/0

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

# OATH OR AFFIRMATION

I, Anthony R. Morgenthau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgenthau & Associates, Inc., as of June 30, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Anthony R Morgenthau
Signature

President
Title

Evelyn G. Martin
Notary Public

NOTARY PUBLIC
EVELYN G. MARTIN
BALTIMORE CO., MD
My Comm. Exps. Feb. 1, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIS PAGE INTENTIONALLY LEFT BLANK

MORGENTHAU & ASSOCIATES, INC.
BALANCE SHEETS
June 30, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | $ 46,468 | $ 31,613 |
| Accounts receivable - commissions | 11,956 | 22,674 |
| Prepaid expenses | 14,516 | 3,053 |
| Due from MP1, LLC | 20,450 | 2,500 |
| Total Current Assets | 93,390 | 57,340 |
| PROPERTY AND EQUIPMENT, at cost | | |
| Furniture and fixtures | 14,004 | 26,422 |
| Less accumulated depreciation | 4,971 | 5,681 |
| Total Property and Equipment | 9,033 | 20,741 |
| OTHER ASSETS | | |
| Deposits with Broker - Dealer | 15,000 | 15,000 |
| Deposits - other | 368 | - |
| Investments | 57,900 | 3,300 |
| Loan receivable - officer | - | 896 |
| Total Other Assets | 73,268 | 21,696 |
| TOTAL ASSETS | $ 175,691 | $ 99,777 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable and accrued expenses | $ 16,102 | $ 14,725 |
| Total Current Liabilities | 16,102 | 14,725 |
| OTHER LIABILITIES | | |
| Loan payable - officer | 9,104 | - |
| Total Other Liabilities | 9,104 | - |
| STOCKHOLDER'S EQUITY | | |
| Common stock, $1 par value; 100,000 shares authorized, 98,700 shares issued and outstanding | 987 | 987 |
| Paid in capital | 184,813 | 184,813 |
| Retained earnings (deficit) | (35,315) | (100,748) |
| Total Stockholders' Equity | 150,485 | 85,052 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 175,691 | $ 99,777 |

The accompanying notes are an integral part of the financial statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
Years Ended June 30, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| INCOME | | |
| Private placement commissions | $ 222,850 | $ 465,393 |
| Finders fee | 95,000 | - |
| Retail commissions | 169,447 | 268,338 |
| Other | 4,647 | 7,273 |
| Total | 491,944 | 741,004 |
| EXPENSES | | |
| Administrative fee | 8,902 | - |
| Alarm service | 1,168 | 634 |
| Bad debts | - | 1,000 |
| Commissions paid | 870 | 100,199 |
| Consulting | 53,976 | 117,581 |
| Depreciation | 4,776 | 3,509 |
| Donations | 7,459 | 625 |
| Dues and subscriptions | 4,460 | 14,331 |
| Equipment rental | 10,514 | 12,894 |
| Insurance - employees | 4,778 | 2,581 |
| Insurance - general | 2,571 | 4,358 |
| Leads | - | 4,494 |
| Miscellaneous | 2,217 | 1,541 |
| Office supplies and expense | 9,942 | 6,159 |
| Postage | 5,115 | 7,240 |
| Printing | 45 | 4,583 |
| Professional fees | 41,807 | 89,896 |
| Rent - office | 51,049 | 61,648 |
| Repairs and maintenance | 1,347 | 2,952 |
| Salaries | 167,983 | 277,810 |
| Seminars and trainings | 914 | 1,075 |
| Taxes and licenses | 1,227 | 1,116 |
| Taxes - payroll | 8,523 | 15,562 |
| Telephone | 21,387 | 30,504 |
| Travel and entertainment | 15,481 | 20,590 |
| | 426,511 | 782,882 |
| NET INCOME (LOSS) | 65,433 | (41,878) |
| RETAINED EARNINGS, beginning of year (deficit) | (100,748) | (58,870) |
| RETAINED EARNINGS, end of year (deficit) | $ (35,315) | $ (100,748) |

The accompanying notes are an integral part of the financial statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
Years Ended June 30, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net income (loss) | $ 65,433 | $ (41,878) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 4,776 | 3,509 |
| Loss on disposition of equipment | 1,866 | - |
| Book value of donated equipment | 6,774 | - |
| (Increase) decrease in: | | |
| Accounts receiveable | 10,718 | 19,855 |
| Prepaid expenses | (11,463) | (3,053) |
| Due from MP1, LLC | (17,950) | |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | 1,377 | (1,385) |
| Net cash provided (used) by operating activities | 61,531 | (22,952) |
| Cash Flows from Investing Activities | | |
| Proceeds from sale of equipment | 1,293 | - |
| Purchase of furniture and fixtures | (3,001) | (12,114) |
| Lease security deposit | (368) | - |
| Loan from officer | 10,000 | 17,716 |
| Investment in non-public securities | (54,600) | (3,300) |
| Net cash provided (used) by investing activities | (46,676) | 2,302 |
| Net Increase (Decrease) in Cash | 14,855 | (20,650) |
| Cash Balance - Beginning of Year | 31,613 | 52,263 |
| Cash Balance - End of Year | $ 46,468 | $ 31,613 |

SUPPLEMENTAL DISCLOSURES

There were no cash payments of interest or of income taxes during either fiscal year.

The accompanying notes are an integral part of the financial statements.

MORGENTHAU & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

Morgenthau & Associates, Inc. is incorporated in the State of Florida to transact business as a Broker-Dealer. The Company conducts its stock brokerage business under a fully disclosed agreement whereby a corresponding Broker-Dealer (Fiserv Correspondent Services, Inc., formerly J.W. Genesis Clearing Corp.) handles all customers' money and stock transactions. In addition, Morgenthau & Associates, Inc. conducts a number of private placements.

### Cash

For purposes of reporting cash flow, cash and cash equivalents includes cash in bank checking and savings accounts.

### Accounts Receivable – Commissions

No allowance for doubtful accounts is provided because management considers all commissions receivable to be fully collectible.

### Property, Plant and Equipment

Property, plant and equipment are recorded at cost less depreciation, which is primarily accounted for on the straight-line method based on estimated useful lives. Betterments and renewals that extend the life of the asset are capitalized, whereas maintenance and repairs are expensed as incurred.

### Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. No provision for Federal or Florida income taxes is provided in the financial statements due to the current year utilization of accumulated net operating losses of $73,213. A net operating loss carryforward of $5,946 is available to offset against future earnings of the Company. The carryforward will expire in 2020.

### Investment

The investment consists of 4,200 shares of The NASDAQ Stock Market, Inc., and 300 warrants to purchase additional shares. The securities, which were acquired in a private placement, do not have a readily ascertainable market price and are thus carried at cost.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – LEASING ARRANGEMENTS

The Company entered into a new lease for office space under an operating lease that commenced on May 1, 2001 and expires on April 30, 2006. Concurrent with the commencement of the new lease, the Company entered into a sublease agreement with related entity. Under the prior lease, the Company subleased space to an unrelated tenant. Rent expense for the years ended June 30, 2001 and 2000 is as follows:

| | 2001 | 2000 |
|---|---|---|
| Rent paid | $82,513 | $78,366 |
| Sublease income | 31,464 | 16,718 |
| Net rent expense | $51,049 | $61,648 |

Future minimum lease payments under the above non-cancelable operating lease are as follows:

| Year ending June 30: | |
|---|---|
| 2002 | $65,802 |
| 2003 | 67,775 |
| 2004 | 69,800 |
| 2005 | 71,897 |
| 2006 | 61,413 |

NOTE C – RELATED PARTY TRANSACTIONS

Commission and Fee Income

Morgenthau & Associates, Inc. receives commission income as the private placement agent for several companies related by common ownership and/or management. Commission income from these entities amounted to $222,850 and $465,393 for the fiscal years ended June 30, 2001 and 2000 respectively; commissions receivable from these companies at June 30, 2000 amounted to $17,500. The Company also received a finders fee of $95,000 from a related entity in the year ended June 30, 2001.

Other Related Party Transactions

Under an agreement dated January 1, 2000, M&A Financial Management, Inc. provided consulting services to the Company, and is paid fees as determined by mutual agreement between the two companies. MP1, LLC has succeeded to M&A Financial Management in this agreement. The sole shareholder of Morgenthau & Associates, Inc. is an officer and a 50% owner of both entities. Consulting fees for the years ended June 30, 2001 and 2000 under this agreement were $44,700 and $110,050 respectively.

Under an agreement effective May 1, 2001, MP1, LLC provides administrative support services to the Company for a monthly fee of $2,300 through April 30, 2002. Administrative fee expense to MP1, LLC aggregated $8,902 for the year ended June 30, 2001. Effective May 1, 2001, the Company subleases office space to MP1, LLC. Sublease income from MP1, LLC amounted to $9,253 for the year ended June 30, 2001. As of June 30, 2001 the Company has a receivable from MP1, LLC in the amount for $20,450 for short term loans and intercompany transactions.

As of June 30, 2001 the Company was indebted to its shareholder for $9,104. The loan is non-interest bearing and has been classified as a long term liability on the balance sheet.

## NOTE D – CONTINGENCIES

The Company has entered into a contingent fee arrangement with ALFresh Foods, Inc. for the payment of commissions previously earned by Morgenthau & Associates. ALFresh Foods, Inc., which is related by common ownership, has incurred operating losses every year since its inception in 1995. Because of ALFresh's past poor cash flow and the uncertainty of current collections, Morgenthau & Associates has converted ALFresh's contractual obligation for commissions to a contingent arrangement, wherein ALFresh is required to make payments of 8% of its earnings before non-cash charges and income taxes, determined on an annual basis and payable by April 1 of the year following the year of determination. ALFresh may, however, make voluntary payments against the total fees due Morgenthau at any time. During the fiscal year ended June 30, 2001, ALFresh made voluntary payments of $85,000 to Morgenthau & Associates. The balance of contingent unpaid fees due to Morgenthau aggregated $504,269 at June 30, 2001.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
MORGENTHAU & ASSOCIATES, INC.
June 30, 2001

| | | |
|---|---|---|
| Total stockholder's equity | $ | 150,485 |
| Non-allowable assets: | | |
| Equipment, net of accumulated depreciation | | 9,033 |
| Due from MP1, LLC | | 20,450 |
| Investment not readily marketable | | 57,900 |
| Prepaid expenses | | 14,516 |
| | | 101,899 |
| Net capital | $ | 48,586 |

There are no material differences between the Computation of Net Capital under Rule 15c3-1 as determined above, and the Company's refiled Part IIA filing as of June 30, 2001.

MORGENTHAU & ASSOCIATES, INC.

ANNUAL AUDITED REPORT

Years Ended June 30, 2001and 2000

TABLE OF CONTENTS

G. W. BULL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

308 WEST JOPPA ROAD
TOWSON, MARYLAND 21204
410.494.9595
FAX: 410.494.9708
E-MAIL: garybull@gwbull.com

Board of Directors
Morgenthau & Associates, Inc.
Ft. Lauderdale, Florida

We have audited the accompanying balance sheets of Morgenthau & Associates, Inc. as of June 30, 2001 and 2000 and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company conducts its stock brokerage business under a Fully Disclosed Agreement whereby its corresponding Broker-Dealer handles all customers' money and stock transactions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgenthau & Associates, Inc. as of June 30, 2001 and 2000 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming as opinion on the basic financial statements taken as a whole. The accompanying Computation of Net Capital under Rule 15c3-1 is presented as required under SEC Rule 17a-5 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 13, 2001

G.W. Bull & Associates